UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42378

Li Bang International Corporation Inc.

No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On March 27, 2025, Mr. Scott Silverman tendered his resignation as a director and the Chair of the Audit Committee of Li Bang International Corporation Inc. (the “Company”), effective March 27, 2025. Mr. Scott Silverman’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On March 27, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Lianyong Song was appointed as the director and the Chair of the Audit Committee of the Company, effective March 27, 2025.

The biographical information of Lianyong Song is set forth below:

Mr. Lianyong Song has over thirty years of experience in auditing. From February 2013 until now, he has been a partner at Zhongqinwanxin (Beijing) Accounting Firm, during which he is responsible for personnel management, client relations, and business development. He independently manages a 10-person audit department and represents clients, including Wahaha Group (Red Bull Group), China State Construction Engineering Corporation USA, Wanrun Co., Ltd., and others. From June 2005 to February 2013, Mr. Song served as a senior audit manager at Deloitte Hua Yong CPA Firm (Beijing), during which he managed the company's Chinese subsidiaries and oversaw projects related to the Capital Markets. Mr. Song familiarized himself with accounting regulations (including China GAAP, US GAAP, and IFRS). He represented clients, including Founder Broadband, Starbucks, IATA, MSN, Panasonic, TAL Education Group (NYSE: XRS), New Oriental Education (NYSE: EDU), and others. From December 1998 to June 2005, Mr. Song served as vice manager at Tianjian CPA firm, during which he was Responsible for personnel management, client relations, and business development. He familiarized himself with China GAAP and represented clients, including China Telecom, China Mobile, National Development Bank, Minsheng Bank, Guodian Nanjing (Shanghai: 600406). Mr. Song started his career at China Financial and Accounting Consulting Company. Mr. Song has a bachelor’s degree from Beijing Wuzi University.

Lianyong Song does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On March 27, 2025, Lianyong Song has received and signed the offer letter provided by the Company. The term shall continue until his successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Lianyong Song is entitled to compensation of US$30,000 for each calendar year, payable on a monthly basis. The offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date: March 28, 2025	By:	/s/ Feng Huang
	Name:	Feng Huang
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Lianyong Song

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